Mail Stop 4720

January 12, 2010

Via U.S. Mail and Facsimile – (260)427-7181

Richard R. Sawyer
Chief Financial Officer
Tower Financial Corporation
116 East Berry St.
Fort Wayne, IN 46802

Re: Tower Financial Corporation
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009

Dear Mr. Sawyer:

        We have reviewed your response to our November 10, 2009 comment letter, which was filed on November 25, 2009, and have the following comments.

10-K for the period ended December 30, 2008

1. Please refer to your response to comment 1 of our letter dated November 10, 2009 and provide us a draft of the disclosure to be included in future filings in response to the comment.

Form 10-Q for the period ended June 30, 2009

2. Please refer to your response to comment 3 of our letter dated November 10, 2009. It remains unclear to us how you determined that the first quarter impairment that was recognized in the second quarter was immaterial to the first quarter. As noted in prior comments, the impairment approximated 12% of pre-tax income. Your reference to that fact that it was less than $.01 is not in and of itself an appropriate measure of materiality to your overall financial statements. Please provide us your full materiality analysis.

3. Please amend your Form 10-Q to present EPS on the face of the income statement. Similarly amend your income statement for the periods ended September 30, 2009.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief